UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K
Current Report

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

April 23, 2004

Date of Report (Date of earliest event reported)

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	0-17122	57-0866076
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina	29401
(Address of principal executive offices)	(Zip Code)

(843) 529-5933

Registrant's telephone number (including area code)

Item 9. Regulation FD Disclosure.

On April 23, 2004 First Financial Holdings, Inc. announced that its Board of Directors has declared a regular quarterly cash dividend. For more information regarding this matter, see the press attached hereto as Exhibit 99.1.

Exhibit Index.

Exhibit (99.1). Press release dated April 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: April 23, 2004

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President
(843) 529-5601

FIRST FINANCIAL HOLDINGS, INC. DECLARES DIVIDEND

Charleston, South Carolina (April 23, 2004) - First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that its Board of Directors has declared a regular quarterly cash dividend of $.22 per share. The dividend is payable May 21, 2004, to stockholders of record as of May 7, 2004.

A. Thomas Hood, President and Chief Executive Officer, stated, "We are very pleased to have our stockholders continue to benefit directly in the profitability of the Company through the payment of dividends. The Board of Directors and Management are committed to enhancing the value of our stockholders' investment."

First Financial is the holding company of First Federal, which operates 46 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com*.